January 28, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 186 to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on November 20, 2015. The SEC Staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on January 6, 2016. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:
Comments Relating to the Prospectus
Comments Relating to Fees and Expenses

1.
Comment:    With respect to the footnote to certain Funds’ fee and expense tables regarding the contractual expense limitation and fee waiver arrangements, please consider further clarifying the disclosure regarding the operation of the Investment Manager’s ability to recoup previously waived fees and reimbursed expenses.

Response:     The Registrant believes that the existing disclosure accurately reflects the terms of its contractual expense limitation and fee waiver arrangements. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

2.
Comment:    With respect to the contractual arrangement pursuant to which the amount of a Fund’s management fee is waived to the extent necessary to offset the proportionate share of any management fee paid by the Fund for any investment in an underlying fund for which the Investment Manager or any of its affiliates also serves as investment manager, please confirm supplementally that the Investment Manager may not recoup any fees previously waived.

Response:     The Registrant confirms that an Investment Manager may not recoup these fees if previously waived. The Registrant notes that it has implemented clarifying disclosure responsive to this comment in the section of the prospectus entitled “Investment Manager.”

3.
Comment:    The principal investment strategies for the Guggenheim Floating Rate Strategies Fund, Guggenheim Large Cap Value Fund and Guggenheim Municipal Income Fund provide that each Fund may invest in exchange-traded funds. Please confirm supplementally that the Fund’s investments did not trigger the need for an acquired fund fees and expenses (“AFFE”) line item in the Fund’s fee and expense table.

Response:     The Registrant confirms that each Fund’s respective AFFE did not exceed 0.01% of the average net assets of the Fund and, thus, does not need to be reflected as a separate line item in the Fund’s fee and expense table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

4.
Comment:    Please explain supplementally the basis for the variation of the fee and expense table line item “Short Sales Dividend and Interest Expense” for certain share classes of Guggenheim Risk Managed Real Estate Fund.

Response:     The Registrant confirms that the variation in the “Short Sales Dividend and Interest Expense” for certain share classes resulted from large fluctuations in the Fund’s net assets.
Comments Relating to the Principal Investment Strategies

5.	Comment: Please consider further clarifying the specific types of securities or other instruments in which a Fund may invest as part of its temporary investment policy.
Response:     The Registrant believes that the disclosure regarding temporary investments in the Funds’ principal investment strategies and in the section of the prospectus entitled “Additional Information Regarding Investment Objectives and Strategies” provides clear and adequate disclosure regarding the Funds’ potential temporary investments. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

6.
Comment:    For each Fund that invests in the securities of companies based on a specific market capitalization, please explain supplementally the Fund’s policy with respect to continuing to hold a security, which at the time of investment was within the applicable market capitalization dollar range disclosed in the Fund’s principal investment strategies, but subsequently no longer is within the applicable range.

Response:     The Funds’ investment policies, limitations and other guidelines typically apply at the time an investment is made. As a result, a Fund generally may continue to hold positions that met a particular investment policy or limitation at the time the investment was made but subsequently do not meet the investment policy or limitation. The Registrant has revised existing disclosure in the section of the prospectus entitled “Additional Information Regarding Investment Objectives and Strategies” to clearly explain this practice.

7.	Comment: To the extent applicable, please explain supplementally how a Fund will count the value of derivatives toward its 80% policy required by Rule 35d-1 under the 1940 Act.
Response:     Each Fund intends usually to use the notional value of derivatives for purposes of its 80% policy because notional value accurately reflects the potential returns of the derivatives that provide exposure to the investments that otherwise comprise the Fund’s 80% policy. When relevant to a specific Fund, this practice, which has been previously discussed with the Staff in prior exchanges, is disclosed in the applicable Fund’s prospectus.

8.
Comment:    With respect to each Fund that may invest in high-yield or below investment-grade instruments as part of its principal investment strategies, please consider expressly stating in an appropriate location of the summary prospectuses that such instruments may also be known as “junk bonds.”

Response:    The Registrant has reviewed its existing disclosure and implemented the requested change.

9.	Comment: With respect to each Fund’s investments in collateralized loan obligations and collateralized debt obligations, please confirm each Fund that anticipates that these investments will be principal investments of the Fund appropriately discloses such investments in its principal investment strategies and risks. In addition, please also confirm supplementally the Registrant’s treatment of such investments for purposes of complying with the Commission’s guidance that open-end registered investment companies should invest no more than 15% of their net assets in “illiquid” assets.
Response:    Certain Funds anticipate that they may, at times, invest in collateralized loan obligations and collateralized debt obligations at levels that typically would be considered principal investments.  Each of these Funds includes corresponding strategy and risk disclosure in their prospectus, as appropriate.
Previously, the Staff has given a similar comment to the Registrant with respect to the Registrant’s treatment of such investments for purposes of complying with the Commission’s guidance that open-end registered investment companies should invest no more than 15% of their net assets in “illiquid” assets. The Registrant notes that disclosure regarding the Funds’ liquidity determinations is set forth in the Funds’ Statement of Additional Information.
Under current Commission guidelines, a portfolio security or other asset is considered illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment.1
The Funds have processes in place to make liquidity determinations regarding investments when they purchase a new position and they assess those determinations on a periodic basis. If a collateralized loan obligation investment by a Fund is considered illiquid under the Funds’ liquidity determination procedures, it will be subject to the Funds’ non-fundamental investment restriction, as further described in the Statement of Additional Information, which limits each Fund to investing “up to 15% of its net assets in illiquid securities, which are securities that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund was valuing the security.”

10.
Comment:    Please confirm supplementally that, for each Fund that may invest principally in derivatives, the Registrant believes that the existing principal investment strategy and principal risk disclosure is not too generic or standardized. In addition, please confirm supplementally that the Registrant believes that the disclosure adequately describes the actual derivatives in which the Fund anticipates investing principally, the principal purposes for which the Fund may invest in derivatives, and the principal risks associated with these derivatives and techniques. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

Response:    The Registrant believes that the current disclosure adequately reflects the Funds’ anticipated use of derivatives.

11.
Comment:    Please confirm supplementally that each Fund that may invest principally in over-the-counter traded investments appropriately discloses these investments in its principal investment strategies and risk disclosure.

Response:    The Registrant has reviewed the Funds’ principal investment strategies and risk disclosures and, to the extent appropriate, has implemented changes in response to the Staff’s comment.

12.
Comment:    With respect to Guggenheim Large Cap Value Fund, Guggenheim Mid Cap Value Fund and Guggenheim Small Cap Value Fund, please consider providing (if not already disclosed) a specific dollar range for companies that are considered to be large-, mid-, or small-capitalization companies, as applicable, for purposes of each Fund’s principal investment strategies.

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1 See, e.g., Open-End Fund Liquidity Risk Management Programs; Swing Pricing; Re-Opening of Comment Period for Investment Company Reporting Modernization Release, Investment Company Act Rel. No. IC-31835 (Sept. 22, 2015), at n.80.

Response:     The Registrant has implemented the requested change, as applicable.

13.
Comment:    With respect to the Guggenheim Risk Managed Real Estate Fund, please consider disclosing a more detailed list of securities or instruments that the Fund considers to be “equity-like securities” for purposes of the Fund’s 80% policy. Similarly, with respect to the Guggenheim Limited Duration Fund, please consider clarifying the investments that the Fund considers to be “financial instruments that should perform similarly to debt securities” and “debt-like securities” for purposes of the Fund’s 80% policy.

Response:     The Registrant believes that the Funds’ current disclosure is appropriately informative to investors and reflective of the Funds’ principal investment strategies and policies. The Registrant respectfully declines to set forth a more detailed list of investments that the Registrant considers to be representative of equity-like securities or debt-like securities (or financial instruments that should perform similarly to debt securities) in which the applicable Fund may invest for purposes of its 80% policy.  The universe of equity-like securities and debt-like securities is broad and constantly changing, with new investment products being created frequently. By limiting the universe of potential Fund investments for purposes of the Funds’ 80% policies to only those securities that are specifically listed in the respective Fund’s principal investment strategies, the Fund could unintentionally limit itself from investing, consistent with its principal investment strategies and in pursuit of its investment objective, in the full universe of equity-like securities and debt-like securities that may be created over time. Further, the Registrant believes that reciting exhaustive lists of potential investments could be counter-productive, by potentially obfuscating what the Registrant believes are clear and effective disclosures of the principal investment strategies of the respective Fund. The Registrant also believes that this disclosure approach is consistent with the initiatives of the Commission to have more streamlined, clear and concise, user-friendly disclosure in mutual fund prospectuses.

14.	Comment: With respect to the Guggenheim Alpha Opportunity Fund, please consider clarifying the meaning of the phrases “long positions in risk factors” and selling “short risk factors.”
Response:     The Registrant has implemented the requested change.

15.
Comment:    With respect to the Guggenheim Large Cap Value Fund’s “80% policy” pursuant to Rule 35d-1 under the 1940 Act, please consider clarifying the disclosure with respect to options and convertible debt securities or explain supplementally the Registrant’s basis for including these investments in the 80% policy.

Response:     The Registrant respectfully declines to make any changes in response to this comment. The Registrant believes that certain options and convertible debt securities may provide exposure that is economically similar to equity securities. For example, the strike price of an equity option is the specified share price at which the shares of stock will be bought or sold if the buyer of an option, or the holder, exercises his option. In addition, convertible debt securities may be convertible into, or exchangeable for, equity securities and generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, although possibly to a lesser degree. Thus, the Registrant believes that equity options and convertible debt securities may provide similar investment exposure in certain instances to the securities included in the 80% policy (i.e., equity securities).

16.
Comment:    With respect to the Guggenheim Risk Managed Real Estate Fund, please consider tying the definition of “issuers primarily engaged in the real estate industry” to a specific percentage of an issuer’s revenue and disclosing such percentage in the Fund’s principal investment strategies.

Response:     The Registrant has implemented the requested change.

17.
Comment:    With respect to Guggenheim Small Cap Value Fund, please consider specifying the types of restricted securities in which the Fund anticipates investing as part of its principal investment strategies.

Response:     The Registrant has implemented the requested change.

18.
Comment:    With respect to Guggenheim World Equity Income Fund, the Staff believes that the term “World” appearing in the Fund’s name is similar to “global” or “international,” which in the Staff’s view implies that the Fund invests its assets in investments that are tied economically to a number of countries throughout the world. Accordingly, please consider explaining supplementally the meaning of the term in connection with the Fund’s principal investment strategies.

Response:    The Registrant has considered the Staff’s comment and respectfully submits that the use of the term “World” in the Fund’s name does not require the Fund to establish a percentage-based test or a test tied to a threshold number of countries. The Fund’s current disclosure is consistent with existing SEC guidance, which states that the SEC would expect that funds with “International” or “Global” in their name invest in assets “that are tied economically to a number of countries throughout the world.”2

The Registrant believes that the Fund’s current disclosure indicating that the Fund “invests in a number of countries throughout the world” is consistent with Commission guidance and adequately describes the Fund’s principal investment strategies. In addition, the Registrant believes the Fund’s name is not deceptive or misleading in any way and is compliant with Section 35(d) of the 1940 Act. Finally, the Registrant respectfully notes that it is not aware of any publicly available guidance regarding the Staff’s position provided in this comment.

19.
Comment:    With respect to Guggenheim World Equity Income Fund, please consider providing a dollar range for the issuers that are considered large-, mid-, and small-capitalization companies for purposes of the Fund’s principal investment strategies.

Response:    The Fund’s principal investment strategies expressly state that, although the Fund tends to focus its investments in equity securities of large- and mid-capitalization companies, the Fund will not be constrained by capitalizations limits. Accordingly, the Registrant believes that its current disclosure is sufficiently informative to investors and, thus, the Registrant respectfully declines to implement any changes in response to this comment.

20.
Comment:    Please confirm supplementally whether the Guggenheim Floating Rate Strategies Fund writes credit default swaps (“CDS”) and, if the Fund writes CDS, that the Fund will “cover” such swaps at their full notional value for purposes of Section 18 of the 1940 Act.

Response:    The Fund confirms this is the coverage method for such CDS in its portfolio, if any. The Fund includes related disclosure in its Statement of Additional Information.

21.
Comment:    With respect to the Guggenheim Floating Rate Strategies Fund, please confirm supplementally whether investments in defaulted or partially defaulted securities are principal investment strategies. If so, please add appropriate principal investment strategy and principal risk disclosure.

Response:    The Registrant has reviewed and revised the Fund’s principal investment strategies to reflect anticipated Fund investments.

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2See Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) at n.42.

22.	Comment: With respect to the Guggenheim Floating Rate Strategies Fund, please consider clarifying the phrase “other similar instruments” in the Fund’s principal investment strategies.
Response:    The Registrant has reviewed its disclosure and respectfully declines to implement any changes in response to this comment.

23.	Comment: With respect to the Guggenheim High Yield Fund, please consider identifying specific types of mortgage-backed and asset-backed securities in which the Fund may invest principally.
Response:    The Registrant respectfully declines to implement any changes in response to this comment and directs the Staff to its response to Comment 13 above for an understanding of its rationale for not identifying specific types of mortgage-backed and asset-backed securities.

24.	Comment: With respect to the Guggenheim Limited Duration Fund, please confirm whether the Fund may invest in securities that are in default at the time of purchase.
Response:    The Registrant notes that the Fund’s principal investment strategies specifically disclose that the Fund may invest in securities that are in default at the time of purchase. In addition, the Fund’s principal risks include “Special Situations/Securities in Default Risk.” Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

25.	Comment: With respect to the Guggenheim Macro Opportunities Fund, please consider expanding the definition of instruments described as “commodity-linked derivative instruments.”
Response:    The Registrant notes that the Fund’s principal investment strategies provide in pertinent part that “[t]he Fund may also invest in . . . other commodity-linked derivative instruments, such as swaps, options, or forward contracts based on the value of commodities or commodities indices and commodity futures.” The Registrant believes that the existing disclosure appropriately informs investors of the key types of instruments that the Fund may consider to be “commodity-linked derivative instruments.” Accordingly, the Registrant respectfully declines to implement any changes in response to this comment and directs the Staff to its response to Comment 13 above for an understanding of its rationale for not expanding the definition of instruments described as “commodity-linked derivative instruments.”

26.
Comment:    With respect to the Guggenheim Macro Opportunities Fund, please explain supplementally the specific types of instruments that are considered “buy backs,” as disclosed in the Fund’s principal investment strategies.

Response:    The Registrant has removed the referenced investment practice from its principal investment strategies.

27.	Comment: With respect to the Guggenheim Municipal Fund, please confirm supplementally whether tender option bonds are considered to be municipal securities for purposes of the Fund’s 80% policy.
Response:    The Registrant confirms that the Fund considers tender option bonds related to municipal securities to be municipal securities for purposes of the Fund’s 80% policy. The Registrant has clarified in its principal investment strategies that the tender option bonds in which the Fund may invest principally are “municipal tender option bonds.”

28.	Comment: With respect to the Guggenheim Total Return Fund, please consider clarifying the specific types of debt securities that are debt securities for purposes of the Fund’s 80% policy.

Response:    The Registrant respectfully directs the Staff to the Fund’s principal investment strategies, which provide as follows:
The Fund intends to pursue its investment objective by investing, under normal circumstances, at least 80% of its assets (net assets, plus the amount of any borrowings for investment purposes) in debt securities. Such debt securities may include, corporate bonds and other corporate debt securities, securities issued by the U.S. government or its agencies and instrumentalities (including those not backed by the full faith and credit of the U.S. government), mortgage-backed and asset-backed securities (including collateralized mortgage obligations), participations in and assignments of bank and bridge loans, zero-coupon bonds, municipal bonds, payment-in-kind securities (such as payment-in-kind bonds), convertible fixed-income securities, non-registered or restricted securities (including those issued in reliance on Rule 144A and Regulation S securities), certain preferred securities and step-up securities (such as step-up bonds).
The Registrant believes that the existing disclosure is appropriately informative as to the scope of debt securities that may generally be included in the Fund’s 80% policy. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.
Comments Relating to the Principal Risks

29.
Comment:    Please review the Funds’ principal investments and associated risks and confirm that a Fund discloses the principal risk entitled “Counterparty Credit Risk,” if applicable and not previously disclosed.

Response:    The Registrant has reviewed the Funds’ principal investment strategies and principal risks, and has added “Counterparty Credit Risk” as a principal risk to the extent appropriate.

30.
Comment:    With respect to each Fund that discloses in its principal investment strategies that the Fund may engage in active trading of its portfolio securities, please consider adding disclosure in the Fund’s principal risks regarding the costs and risks associated with such trading.

Response:    The Registrant respectfully directs the Staff to the disclosure included in the principal risk entitled “Management Risk,” which in part provides:
The Fund is actively managed, which means that investment decisions are made based on investment views. There is no guarantee that the investment views will produce the desired results or expected returns, causing the Fund to fail to meet its investment objective or underperform its benchmark index or funds with similar investment objectives and strategies. Furthermore, active trading that can accompany active management, also called “high turnover,” may have a negative impact on performance. Active trading may result in higher brokerage costs or mark-up charges, which are ultimately passed on to shareholders of the Fund.
The Registrant believes that this disclosure, which may be tailored to reflect particular Fund strategies, appropriately discloses the principal risks associated with active management and trading. However, the Registrant has added further disclosure regarding the potential tax consequences associated with active trading.

31.	Comment: With respect to the summary principal risk entitled “Investment in Investment Vehicles Risk,” please consider disclosing more details specific to investments in exchange-traded funds.

Response:    Although the Registrant believes that its principal risks appropriately reflect the risks associated with investments in investment vehicles, including investments in exchange-traded funds, the Registrant has further enhanced its existing summary principal risk disclosure to more specifically address the primary risks associated with investments in exchange-traded funds. The Registrant notes that the corresponding risk disclosure in the section of the Prospectus entitled “Descriptions of Principal Risks” includes additional information regarding the risks associated with these investments.

32.	Comment: With respect to Guggenheim StylePlus - Large Core Fund, please consider additional principal risk disclosure regarding zero coupon bonds.
Response:    The Registrant has implemented the requested change.
Comment Relating to the Additional Information Regarding Investment Objectives and Strategies

33.
Comment:    With respect to Guggenheim World Equity Income Fund, please explain supplementally the basis for concluding that the “the issuer’s domicile or location of headquarters” and “the currency in which the security is denominated” are appropriate factors for determining the country of an issuer of a security.

Response:     The Registrant notes that the Fund discloses that the country of an issuer of a security will be based on either of these factors or “where the issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed or where it has at least 50% of its assets” or “the principal trading market for the security[.]” The Registrant believes that this test is appropriate. With respect to domicile or location of headquarters, the Registrant believes that organization and location of primary management outside of the U.S. is an objective measure and a strong indication that the issuer has significant ties outside the U.S. because an issuer organized or primarily based outside the U.S. will typically have little incentive to subject itself to the securities, tax and other laws of the United States. An issuer organized under the laws of a foreign country is subject to the currency, socio-economic and political risks of that jurisdiction, including nationalization, and the tax, accounting and regulatory requirements of its place of domicile and any additional jurisdictions or exchanges in which its securities are sold or traded. Accordingly, the Fund believes that issuers domiciled or headquartered outside the U.S. are likely to have significant economic, and other, ties outside the United States. The Registrant also believes that the currency in which the security is denominated also is an objective measure and a strong indication that the issuer has significant ties outside the U.S. and that the security will be subject to foreign market and economic conditions affecting the currency. In response to the Staff’s comment, the Registrant has further clarified its existing disclosure regarding the factors for determining the country of an issuer of a security.
Comments Relating to Investment Manager

34.	Comment: Please consider further clarifying the Funds’ disclosure regarding the Investment Manager’s ability to recoup fees previously waived.
Response:     The Registrant has reviewed its existing disclosure and implemented further clarifying changes, as appropriate.

35.
Comment:    To the extent applicable, please consider revising the biographical disclosure regarding Burak Hurmeydan, Ph.D and Samir Sanghani, each a Portfolio Manager of Guggenheim Alpha Opportunity Fund, to clarify that the disclosure reflects prior experience during the past 5 years consistent with Item 10(a)(2) of Form N-1A.

Response:     The Registrant has implemented the requested change.

Comment Relating to Performance Information on the Investment Manager’s Other Similar Accounts

36.
Comment:    Please explain supplementally the rationale for including performance of another account managed by Guggenheim Investments since September 1, 2013, which has substantially similar investment objectives, policies and strategies as the Guggenheim Alpha Opportunity Fund.

Response:     As noted in the Fund’s summary prospectus, effective January 28, 2015, significant changes to the Fund’s principal investment strategies and portfolio managers were made. The Fund’s performance track record prior to January 28, 2015 related only to the Fund’s former investment strategies, which were materially different from those currently pursued by the Fund. The Registrant believes that this performance information is helpful to potential investors making an investment decision with respect to the Fund.
Comment Relating to Market Timing/Short-Term Trading

37.
Comment:    Please consider including additional details regarding the Registrant’s policies and procedures with respect to market timing or other types of excessive short-term trading, including specifically defining “round trips” for purposes of these policies and procedures.

Response:     The Registrant believes that the existing disclosure is responsive to the applicable requirement of Form N-1A and, thus, the Registrant respectfully declines to implement any changes in response to this comment.
Comment Relating to the Statement of Additional Information

38.
Comment:    Please consider further aligning the disclosure regarding the Funds’ fundamental policy with respect to concentration with the language of Section 8(b)(1) of the 1940 Act and related Staff guidance.

Response:    The Registrant believes that it is not permitted to change the language of the fundamental policy without shareholder approval. However, the Registrant also believes that the explanatory note following the fundamental policies adequately discloses the applicable limitation on the investment of Fund assets. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC Staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC